

15045830

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2015

Washington DC
404

SEC FILE NUMBER
8- 49118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2014____ AND ENDING__12/31/2014__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____17 Glenwood Avenue____
(No. and Street)

____Raleigh____   ____NC____   ____27603____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Richard K. Bryant   (919) 831-2370
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Batchelor, Tillery & Roberts, LLP
_____
                (Name – if individual, state last, first, middle name)

  P.O. Box 18068   Raleigh   NC   27619
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Richard K. Bryant_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Capital Investment Brokerage, Inc._____ , as
of ___December 31_____ , 20_14____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
Title

Eve Nutty   2-18-2015

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Brokerage, Inc.:

We have audited the accompanying statement of financial condition of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2014 and 2013, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 19, 2015

CAPITAL INVESTMENT BROKERAGE, INC.

Statement of Financial Condition

December 31, 2014 and 2013

	2014	2013
Current assets:		
Cash and cash equivalents	$ 274,491	$ 354,095
Receivable from clearing agent	66,458	57,008
Other receivables	172,866	192,886
Current portion of notes receivable	28,729	38,829
Total current assets	542,544	642,818
Property and equipment, net	-	-
Goodwill	260,435	260,435
Notes receivable, less current portion	-	28,729
Deposits	5,016	5,016
	$ 807,995	$ 936,998

Liabilities and Stockholders' Equity

	2014	2013
Current liabilities:		
Commissions payable	$ 232,301	$ 230,420
Accounts and other payables	6,415	8,743
Accrued retirement	12,000	12,000
Total current liabilities	250,716	251,163
Stockholders' equity:		
Common stock, no par value	371,000	386,000
Additional paid-in capital	50,000	50,000
Retained earnings	136,279	249,835
Total stockholders' equity	557,279	685,835
	$ 807,995	$ 936,998

See accompanying notes to financial statements.

4

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Commissions on exchange listed securities executed on exchanges	$ 13,280	$ 11,547
Other security commissions	474,151	513,456
Sales of investment company shares	417,651	519,601
Fees for account supervision, investment advisory, and administrative services	369,705	345,782
Other revenues	1,930,572	1,715,549
	3,205,359	3,105,935
Operating expenses:		
Wages and salaries	253,308	237,840
Management fees	144,000	144,000
Commissions	2,354,960	2,312,755
Registration and fees	151,085	154,720
Publications	8,532	652
Legal and professional	30,687	31,578
Insurance	29,061	48,995
Taxes and licenses	4,071	1,752
Retirement	12,000	12,000
Miscellaneous	9,074	2,233
	2,996,778	2,946,525
Operating income	208,581	159,410
Other income - interest income	30	14
Net income	208,611	159,424
Retained earnings, beginning of year	249,835	90,411
Dividends paid	(322,167)	-
Retained earnings, end of year	$ 136,279	$ 249,835

See accompanying notes.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 208,611	$ 159,424
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing agent	(9,450)	17,093
Other receivables	20,020	(14,731)
Accounts and other payables	(2,328)	(4,959)
Commissions payable	1,881	20,707
Net cash provided (used) by operating activities	218,734	177,534
Cash flows from investing activities:		
Collections on loans	38,829	28,929
Net cash provided (used) by investing activities	38,829	28,929
Cash flows from financing activities:		
Capital contributions	-	50,000
Stock redemption	(15,000)	-
Dividends paid	(322,167)	-
Net cash provided (used) by financing activities	(337,167)	50,000
Net increase (decrease) in cash and cash equivalents	(79,604)	256,463
Cash and cash equivalents, beginning of year	354,095	97,632
Cash and cash equivalents, end of year	$ 274,491	$ 354,095

See accompanying notes.

(1) Organization and Significant Accounting Policies

Capital Investment Brokerage, Inc. (the "Company") was incorporated as a North Carolina corporation on October 15, 1996 to provide investment services to investors as a fully-disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately forty other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industries Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other commissions and fees are recorded when earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2014 and 2013.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2011 through December 31, 2014 remain open for examination by taxing authorities as of the date of this report.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2014 or 2013.

Reclassifications

Certain reclassifications have been made to the 2013 financial statements in order for them to better compare to the 2014 financial statements. The reclassifications have no material effect on 2013 financial position, results of operations, or cash flow.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014 and 2013, the Company's net capital was $236,964 and $321,998, respectively, which was $186,964 in excess of its required net capital in 2014 and $271,998 in excess of its required net capital in 2013. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1 and .78 to 1 as of December 31, 2014 and 2013, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

CAPITAL INVESTMENT BROKERAGE, INC.

Notes to Financial Statements, Continued

December 31, 2014 and 2013

(4) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2014 and 2013, the Company had no uninsured cash balances.

(5) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2014 and 2013 are as follows:

	2014	2013
Notes receivable	$ 28,729	$ 67,558
Less current portion	28,729	38,829
Long-term portion	$ -	$ 28,729

(6) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2014	2013
Office equipment	$ 65,116	$ 65,116
Less accumulated depreciation	65,116	65,116
	$ -	$ -

(7) Common Stock

The authorized, issued and outstanding common stock as of December 31, 2014 and 2013 of the Company consisted of the following:

	Shares Issued and Outstanding	
	2014	2013
Common stock - class A, voting, 51,500 shares authorized	30,141	30,694
Common stock - class B, non-voting, 48,500 shares authorized	26,257	26,257
Total shares	56,398	56,951

9

(8) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $12,000 and $12,000 in 2014 and 2013, respectively.

(9) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $144,000 and $144,000 in 2014 and 2013, respectively, in management fees for the use of its office space and support staff.

The Company collects and pays out fees for Capital Investment Counsel, Inc. (a company related by common ownership) of $10,432 and $6,972 in 2014 and 2013, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2014 and 2013, were $369,705 and $345,782, respectively.

(10) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(11) Subsequent Events

The date to which events occurring after December 31, 2014, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 19, 2015, the date the financial statements were available to be issued.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Changes in Stockholders' Equity

Years Ended December 31, 2014 and 2013

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, December 31, 2012	$ 386,000	$ -	$ 90,411	$ 476,411
Net income for 2013	-	-	159,424	159,424
Capital contribution	-	50,000	-	50,000
Balance, December 31, 2013	386,000	50,000	249,835	685,835
Net income for 2014	-	-	208,611	208,611
Stock retirement	(15,000)	-	-	(15,000)
Dividends paid	-	-	(322,167)	(322,167)
Balance, December 31, 2014	$ 371,000	$ 50,000	$ 136,279	$ 557,279

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2014 and 2013

	2014	2013
Net capital:		
Total stockholders' equity	$ 557,279	$ 685,835
Deduct: Non-allowable assets	(317,674)	(359,959)
Deduct: Securities haircuts	(2,641)	(3,878)
Net capital	$ 236,964	$ 321,998
Aggregate indebtedness:		
Accounts and other payables	$ 6,415	$ 8,743
Commissions payable	232,301	230,420
Accrued retirement	12,000	12,000
Total	$ 250,716	$ 251,163
Net capital requirements:		
Broker-dealer minimum, as calculated	$ 50,000	$ 50,000
Net capital in excess of requirements	186,964	271,998
Net capital as computed above	$ 236,964	$ 321,998
Ratio of aggregate indebtedness to net capital	1.06 to 1	.78 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014 and 2013.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014 and 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2014 and 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Brokerage, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Statement, in which (1) Capital Investment Brokerage, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 19, 2015



CAPITAL INVESTMENT ADVISORY SERVICES, LLC
CAPITAL INVESTMENT BROKERAGE, INC.
CAPITAL MORTGAGE ASSOCIATES, LLC
CAPITAL INVESTMENT COUNSEL, INC.
CAPITAL INVESTMENT GROUP, INC.
CAPITAL INSURANCE AFFILIATES
CAPITAL BANK PARTNERS
CAPITAL ADVISERS, INC.
THE CAPITAL FOUNDATION

EXEMPTION STATEMENT

Capital Investment Brokerage, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Capital Investment Brokerage, Inc. claims an exemption from SEC Rule 15c3-3, during the year ended December 31, 2014, pursuant to paragraph k(2)(ii).

Capital Investment Brokerage, Inc. met the identified exemption provisions throughout the year ended December 31, 2014 without exception.

Richard K. Bryant, President

2/18/15

Date

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Stockholders
Capital Investment Brokerage, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 3 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Capital Investment Brokerage, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Brokerage, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Brokerage, Inc.'s management is responsible for Capital Investment Brokerage, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 19, 2015

CAPITAL INVESTMENT BROKERAGE, INC.

Schedule of Assessment and Payments

Year ended December 31, 2014

Assessment for December 31, 2014	$	2,773
Less:		
Overpayment from 2013		-
Payment July 30, 2014		(1,525)
Payment February 9, 2015		(1,248)
Balance due, March 1, 2015	$	NONE